EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:

Camellia So	Investor Relations Department

Tel: (852) 2555-5021	Tel: (852) 2555-4777

e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:

James W.W. Strachan	Kirsten Chapman & Timothy Dien

Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.

e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: tdien@lhai.com

Global Sources chairman and CEO Merle Hinrichs intends to sell six million
Global Sources shares to Hung Lay Si Co. Ltd.

HONG KONG, Nov. 13, 2008 – Global Sources Ltd. (NASDAQ: GSOL) today announced that it was informed by its chairman and chief executive officer, Merle A. Hinrichs, that he intends to close and complete, before the end of December 2008, a sale of six million common shares of Global Sources to Hung Lay Si Co. Ltd., at a price of $8.00 per share.  After giving effect to this sale, Mr. Hinrichs would own approximately 48.3 percent of the outstanding common shares of Global Sources. Part of the sale consideration of this transaction is to be used to repay a portion of Mr. Hinrichs’ outstanding loan from Hung Lay Si Co. Ltd.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business uses English-language media to facilitate trade from Greater China to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 753,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 4.3 million products and more than 196,000 suppliers annually through 14 online marketplaces, 13 monthly magazines, over 100 sourcing research reports and 9 specialized trade shows which run 27 times a year across eight cities.

Suppliers receive more than 43 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 37 years. Global Sources' network covers more than 69 cities worldwide. In mainland China, Global Sources has over 2,800 team members in more than 44 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.